News Release TSX-V: GPL 12-7 April 20, 2012

GALILEO ANNOUNCES BOARD OF DIRECTORS AND ADVISORY BOARD CHANGES

Galileo Petroleum Ltd. (TSX Venture Exchange: GPL) announces that Mr. John MacRae has resigned from the Board of Directors and will join Galileo’s Oil and Gas Advisory Board.

Mr. MacRae, M.Sc., B.Sc., P. Geol. is an accomplished petroleum geologist (University of Alberta 1970) with over 40 years of experience evaluating the geology and undiscovered petroleum and natural gas potential of the Western Canadian Sedimentary Basin, as well as all British Columbia onshore and offshore sedimentary basins.  His past experience includes serving as Director of Petroleum Geology for the Province of British Columbia: Ministry of Energy & Mines (1988-1998). Currently, through his private consulting company, he provides advisory services to major Canadian oil and gas companies.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and past President of the Geological Association of Canada, Pacific Section.

For additional information please refer to the Company’s website at www.galileopetroleum.ca.

ON BEHALF OF GALILEO PETROLEUM LTD.

“David Hottman”

President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this News Release. This news release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

For further information contact: David Hottman, President & CEO at 403-514-8259  E-mail: info@galileopetroleum.ca

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203  E-mail: galileo@bmir.com